Form 6-K

No. 4

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                      March                                                               2005,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)
Date: March 16, 2005	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, March 16, 2005

Annual General Meeting of Shareholders, April 20, 2005

(ELUX) We hereby provide notice of the agenda for the Annual General Meeting scheduled to be held on April 20, 2005. In connection with the proposal for election of Board Members, it should be noted that all members have been nominated for re-election with the exception of Thomas Halvorsen who has declined re-election. Marcus Wallenberg, Tom Johnstone and Caroline Sundewall are proposed as new Directors. In addition, the proposal also includes election of Louis Hughes as new Director. He became a board member in 1996 but left in September 2004 when he was appointed Chief of Staff for a group of advisors to the Afghanistan government.

Annual General Meeting of AB Electrolux

The shareholders of Aktiebolaget Electrolux (publ) are hereby invited to participate in the Annual General Meeting of the company on Wednesday, April 20, 2005 at 5 p.m., at the Berwald Hall, Dag Hammarskjölds väg 3, Stockholm, Sweden.

Attendance at the meeting

Shareholders who wish to participate in the General Meeting must

- be recorded in the share register kept by VPC AB on Friday, April 8, 2005; and

- give notice of intent to participate, thereby stating the number of assistants attending, to the company no later than 4 p.m. on Friday, April 15, 2005. Notice of intent to participate can be given by letter to AB Electrolux, C-J, SE-105 45 Stockholm, Sweden, by telephone +46-8-738 64 10, by fax +46-8-738 63 35, or on the Internet on the Group’s web site, www.electrolux.com/agm.

Notice should include the shareholder’s name, registration number, if any, address and telephone number. Shareholders may vote by proxy, in which case a power of attorney should be submitted to the company prior to the General Meeting.

Shareholders, whose shares are registered in the name of a bank or other trustees, must have their shares registered temporarily in their own names in order to participate in the General Meeting. In order for the registration to be entered in the share register on Friday, April 8, 2005, shareholders should request that the trustee effects re-registration well in time before that date.

Agenda

1.	Election of Chairman of the meeting
2.	Preparation and approval of the voting list
3.	Approval of the agenda
4.	Election of two minutes-checkers
5.	Determination as to whether the meeting has been properly convened
6.	Presentation of the Annual Report and the Audit Report as well as the Consolidated Accounts and the Audit Report with respect to the Group

7.	The President’s speech
8.	Presentation of the activities of the Board of Directors and its Committees during the past year and the Auditor’s presentation of the audit work during 2004
9.	Resolution on adoption of the Profit and Loss Statement and the Balance Sheet as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet
10.	Resolution on discharge from liability of the Directors and the President
11.	Resolution on dispositions in respect of the company’s profit pursuant to the adopted Balance Sheet and determination of record date for dividend
12.	Determination of the number of Directors and Deputy Directors to be elected
13.	Determination of the fees payable to the Board of Directors and the Auditor
14.	Election of the Board of Directors
15.	Proposal for resolutions on
a) acquisition of own shares
b) transfer of own shares in connection with company acquisitions
16.	Proposal for resolutions on
a) implementation of share program (Electrolux Performance Share Plan)
b) transfer of own shares as a result of the share program
c) transfer of own shares as a result of the employee stock option programs 2000-2003
17.	Proposal for resolution on nomination committee
18.	Closing of the meeting

Dividend and record date (item 11)

The Board of Directors proposes a cash dividend for the financial year 2004 of SEK 7.00 per share and Monday, April 25, 2005, as record date for the cash dividend. Subject to resolution by the General Meeting in accordance with this proposal, dividend is expected to be distributed by VPC on Thursday, April 28, 2005.

Proposal for Chairman of the meeting, number of Directors, fees, and election of the Board of Directors and Chairman of the Board of Directors (items 1 and 12-14)

As previously announced, the Director Thomas Halvorsen has declined re-election.

The nomination procedure regarding the below proposals has been prepared by Investor AB (represented by Anders Scharp), Alecta Mutual Pension Insurance (represented by Ramsay J. Brufer), Robur Investment Funds (represented by Marianne Nilsson), Second Swedish National Pension Fund (represented by Carl Rosén) and the Chairman of the Board of Directors, Michael Treschow. The aforementioned shareholders, jointly representing more than 1/3 of the voting rights of all the shares in the company, have declared that they intend to vote in favour of the following proposals:

•	Michael Treschow, as Chairman of the General Meeting.

•	10 Directors and no Deputy Directors.

•	Directors’ fees totalling SEK 4,575,000 to be allocated as follows. SEK 1,200,000 to the Chairman of the Board of Directors, SEK 400,000 to the Deputy Chairman of the Board

Directors, SEK 350,000 to any other Director appointed by the General Meeting but not employed by the company and SEK 525,000 as fees for members of the committees of the Board of Directors.

•	The Auditor’s fees to be paid on approved account.

•	Re-election of the Directors Michael Treschow, Peggy Bruzelius, Hans Stråberg, Aina Nilsson Ström, Barbara Thoralfsson and Karel Vuursteen. Louis Hughes, Tom Johnstone, Caroline Sundewall and Marcus Wallenberg proposed as new Directors. Michael Treschow shall be appointed Chairman of the Board of Directors.

Proposal for resolutions on acquisition of own shares and transfer of own shares in connection with company acquisitions (item 15)

Background

The Board of Directors proposes that the General Meeting, as in previous years, resolves on a new program for acquisition of own shares for the purpose of financing potential company acquisitions and as a hedge for the company’s share related incentive programs. As per 8 March 2005, Electrolux held 17,739,400 shares of series B, corresponding to 5.7% of the total number of outstanding shares.

In view of the above, the Board of Directors proposes that the General Meeting resolves as follows.

A. Acquisition of own shares

The Board of Directors is, for the period until the next Annual General Meeting, authorized to resolve on acquisitions of shares in the company as follows.

1. The company may acquire, as a maximum, as many shares of series A and/or series B that, following each acquisition, the company holds at a maximum 10% of all shares issued by the company.

2. The shares may be acquired on the Stockholm Stock Exchange.

3. Acquisition of shares through operations on a stock exchange may only be made at a price per share within the prevailing registered price interval for the share.

4. Payment of the shares shall be made in cash.

The purpose of the acquisition is to continuously be able to adapt the company’s capital structure, thereby contributing to increased shareholder value, and to be able to use repurchased shares in connection with financing of potential company acquisitions and the company’s option programs 2000—2003, the share program 2004 and the share program 2005 proposed by the Board of Directors.

B. Transfer of own shares in connection with company acquisitions

The Board of Directors is, for the period until the next Annual General Meeting, authorized to resolve on transfers of the company’s own shares in connection with company acquisitions on the following terms and conditions.

1. Shares of series A and/or series B held by the company at the time of the Board of Director’s decision may be transferred.

2. The shares may be transferred with deviation from the shareholders’ preferential rights.

3. Transfer of shares may be made at a minimum price per share corresponding to an amount in close connection with the price of the company’s shares of the series concerned on the Stockholm Stock Exchange at the time of the decision on the transfer.

4. Payment for the transferred shares may be made in cash, by contributions in kind or by offsetting company debt.

The reason for deviation from the shareholders’ preferential rights in transferring shares and the basis for the sales price of the shares, is to make it possible to finance potential company acquisitions in a cost-effective manner.

Majority requirement

In order for the resolutions by the General Meeting in accordance with the Board of Directors’ proposal in clauses A. and B. above to be valid, the resolutions must be accepted by shareholders holding at least two thirds of the votes cast as well as the shares represented at the General Meeting.

Proposal for resolutions on implementation of a performance based long term share program (Electrolux Performance Share Plan) (the “Share Program”), transfer of own shares as a result of the Share Program and transfer of own shares as a result of the employee stock option programs 2000-2003 (item 16)

A. The Share Program

The Board of Directors proposes that the General Meeting resolves to implement a performance based, long term share program, substantially identical to the program resolved for 2004. The program for 2005 is, as the program for 2004, proposed to comprise less than 200 senior managers and key employees of the Electrolux group with a possibility to be allocated shares of series B in the company free of charge, primarily in accordance with the following terms and conditions and guiding principles.

Principal terms of the Share Program

a) The participants of the Share Program shall be divided into five groups; the president, other members of the group management and three other groups for other senior managers and key employees. For each group, the Board of Directors will determine a target value for the Share Program denominated in SEK. The target value for the President amounts to SEK 2,400,000, for the other members of the Group management to SEK 1,200,000 and for other senior managers and key employees not less than SEK 450,000 and not more than SEK 900,000. The total sum of the target values for all participants will not exceed SEK 120 million.

b) Each target value shall be converted into a specific number of shares (which shall be subject to a certain rounding where applicable), based on the average closing share price of the Electrolux series B shares on the Stockholm Stock Exchange during the period of ten trading days before the day participants are invited to participate in the program, reduced by the present value of estimated dividend payments for the period until shares are allotted.

c) The calculated number of shares shall be connected to a certain goal for value creation established by the Board of Directors. The goal shall be set for an initial three-year performance period. If a lower or a higher value creation is achieved during the three-year performance period, a lower or a higher number, respectively, of shares may be allocated.

d) The value creation levels established by the Board of Directors include a minimum level, which has to be exceeded for any allocation to take place, as well as a maximum level. The maximum allocation is limited to 1.5 times the number of shares established in accordance with items a) and b) above.

e) Allocation of shares requires, inter alia, that the persons participating in the program during the entire performance period are employed in the Electrolux group, with certain exemptions. If all conditions in the Share Program are met, allocation of shares will take place free of charge after the expiry of the three-year performance period, i.e. during 2008.

f) Allocation of shares may take place before the expiry of the three-year performance period only in exceptional cases, namely if someone, alone or together with related parties, acquires a sufficient number of shares in Electrolux and in accordance with the applicable rules is under the obligation to announce a mandatory offer to acquire all outstanding shares of the company or, for individual participants, based on individual circumstances. In such cases, allocation shall be proportionate to the length of time elapsed of the performance period and based on the assumption that the goal for value creation set out in item c) first sentence above has been achieved.

g) Shares allocated under the Share Program shall, with the exception of those shares that may be sold to cover income tax for the participants in the program, be under certain disposition restrictions for an additional two-year period after the expiry of the performance period. The persons being allotted shares shall be entitled to exercise voting rights for such shares, as well as to receive dividends on such shares (if any).

h) Some participants in the program may be offered the possibility to settle in cash a portion of the allocated shares, such portion is however not to exceed the value of number of shares that otherwise would be required to be sold to cover any taxes levied. Cash settlement shall be effected based on the market value of any shares being cash settled as per the allotment day.

Guiding principles for the Share Program

a) Less than 200 senior managers and other key employees in the Electrolux Group shall be offered participation in the Share Program. Offer to participate in the program shall be provided by Electrolux no later than June 30, 2005. Members of the Board of Directors having been appointed by a General Meeting and who are not also employed by the company, shall not be offered the opportunity to participate in the Share Program.

b) The Board of Directors, or a committee established by the Board for these purposes, shall be responsible for the preparation and management of the Share Program, within the framework of the aforementioned terms and conditions and guiding principles.

Participation in the Share Program is conditional upon such participation being deemed legally possible and appropriate in relevant jurisdictions as well as, in the judgement of the Board of Directors, such participation taking place with reasonable administrative costs and financial efforts. For employees abroad, deviations in the terms and conditions of the Share Program may be made based on local rules and regulations as well as applicable market practice.

B. Transfer of own shares as a result of the Share Program

The Board of Directors proposes that the General Meeting resolves that shares in the company may be transferred on the following terms and conditions.

1. A maximum of 1,500,000 shares of series B may be transferred.

2. The right to acquire shares shall be granted to the persons participating in the Share Program (the “Participants”), with a right for each Participant to acquire the maximum number of shares stipulated in the terms and conditions of the Share Program.

3. The Participants’ right to receive shares is conditional upon all terms and conditions of the Share Program being fulfilled.

4. Shares shall be transferred free of charge under the Share Program.

5. The number of shares that may be transferred under the Share Program may be subject to recalculation as a result of bonus issue, share split, rights issues and similar issues in accordance with the terms and conditions of the Share Program.

C. Transfer of own shares as a result of employee stock option programs 2000—2003

The Board of Directors further proposes, as a result of the company’s employee stock option programs 2000-2003, that the General Meeting resolves that the company shall be entitled, for the period until the next Annual General Meeting, to transfer a maximum of 1,107,235 shares of series B in the company to cover costs, primarily employer contributions, that may arise as a result of these employee stock option programs. Such transfer shall take place on the Stockholm Stock Exchange at a price within the registered price interval from time to time.

The reasons for deviation from the shareholders’ preferential rights and the basis for determination of transfer prices for transfers of own shares are as follows.

The transfer of own shares is an integrated part of previously implemented employee stock options programs as well as the Share Program. The Board of Directors considers it to be an advantage to Electrolux and its shareholders that senior officers and key employees of Electrolux in this way are offered the possibility to become shareholders of the company. The Board of Directors further considers that shares previously repurchased by Electrolux shall be used, where applicable, to cover the costs, primarily employer contributions, arising as a consequence of already implemented employee stock options programs and to enable delivery of shares under the Share Program. The basis for determination of the applicable transfer prices follows from the proposals by the Board of Directors set out above.

Majority requirements

In order for the General Meeting’s resolution in accordance with the Board of Directors’ proposal under item A. above to be valid, shareholders representing more than 50% of the votes cast must be in favour of such proposal or, in case of a tied vote, the proposal is favoured by the Chairman of the meeting. In order for the General Meeting’s resolution in accordance with the proposal under item B. above to be valid, shareholders representing at least nine tenths of the votes cast as well as the shares represented at the meeting must be in favour of the proposal. In order for the General Meeting’s resolution in accordance with the proposal under item C. above to be valid, shareholders representing at least two thirds of the votes cast as well as the shares represented at the meeting must be in favour of the proposal.

Question of nomination committee (item 17)

Investors AB, Alecta Mutual Pension Insurance, Robur Investment Funds and Second Swedish National Pension Fund, which shareholders jointly represent more than 1/3 of the voting rights of all the shares in the company, have informed the company that they will propose the General Meeting to adopt the following resolution:

1.That the company shall have a nomination committee consisting of one representative of each of the four largest shareholders in the company with regard to the number of votes held, together with the Chairman of the Board of Directors. The names of the four representatives and the names of the shareholders they represent shall be announced six months before the Annual General Meeting 2006 and shall be based on the known number of votes immediately prior to the announcement. The term of office for the nomination committee shall be for the period until a new nomination committee has been appointed. Unless the members of the nomination committee agree otherwise, the Chairman of the nomination committee shall be the member that represents the largest shareholder with regard to the number of votes held.

2.That if, during the term of office of the nomination committee, one or more of the shareholders having appointed a representative to the nomination committee no longer is among the four largest shareholders with regard to the number of votes held, representatives appointed by these shareholders shall resign and the shareholder or shareholders who then are among the four largest shareholders with regard to the number of votes held, may appoint their representatives. If there are only marginal changes in the number of votes held or if the change occurs later than two months before the Annual General Meeting, no changes shall be made in the composition of the nomination committee unless there are special circumstances. A shareholder who has appointed a representative as member of the nomination committee has the right to dismiss such member and appoint a new representative as member of the committee. Changes in the composition of the nomination committee shall be announced as soon as they have occurred.

3.That the nomination committee shall prepare the below proposals to be submitted to the Annual General Meeting 2006 for resolution:

(a) proposal regarding Chairman of the General Meeting;

(b) proposal regarding members of the Board of Directors;

(c) proposal regarding Chairman of the Board of Directors;

(d) proposal regarding Directors’ fees to be distributed between the Chairman and other members of the Board of Directors as well as remuneration for committee work;

(e) proposal regarding Auditor’s fees;

(f) proposal regarding Auditor; and

(g) proposal regarding nomination committee for the Annual General Meeting of 2007.

4. That the nomination committee, when performing its duties, shall fulfill the tasks that rest upon the nomination committee under the Swedish Code on Corporate Governance including, inter alia, to provide the company with certain information in order to enable the company to fulfill its information obligation under the Code and to, upon request of the nomination committee, provide personnel resources such as secretary function for the nomination committee to facilitate the work of the committee. If needed, the company shall also be able to pay reasonable costs for external consultants that the nomination committee deems necessary in order for the committee to be able to fulfill its assignment.

Documents

The Board of Directors’ complete proposals for resolutions under items 15-16 above will be available at the company — AB Electrolux, C-J, SE-105 45 Stockholm, Sweden and at the Group’s web site on the Internet: www.electrolux.com/agm — and will, on request, be sent to shareholders at the address given, as from April 6, 2005.

Stockholm in March 2005

THE BOARD OF DIRECTORS

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2004, Electrolux had sales of SEK 121 billion and 72,000 employees.

Further information

For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.